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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):
[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For the Period Ended: JANUARY 31, 2002

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ----------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THE COMMISSION HAS VERIFIED ANY
                         INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION


Source Interlink Companies, Inc.
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Full Name of Registrant


The Source Information Management Company
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Former Name if Applicable


Two City Place Drive, Suite 380
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Address of Principal Executive Office (Street and Number)


St. Louis, Missouri 63141
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City, State and Zip Code


                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[x]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. In January 2002, management determined that an asset impairment charge was required to be recorded pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company commissioned a valuation analysis that could not be completed without unreasonable effort and expense within the prescribed period for the timely completion of the audit of the Company's financial statements for the fiscal year ended January 31, 2002 and the timely filing of Form 10-K.

                         (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of the person to contact in regard to this notification

           W. Brian Rodgers              (314)                  995-9040
       ----------------------   ----------------------   ----------------------
              (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
       [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. As a result of the acquisition by the Company of The Interlink Companies in May 2001 and the determination that a substantial asset impairment charge was required,


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management believes that the Company's results of operations will be significantly different from the corresponding period for the last fiscal year. Because the valuation is not complete, the Company cannot reasonably estimate the results. Attached hereto is a copy of the Company's press release dated May 1, 2002 summarizing the Company's results for the 2002 fiscal year before the asset impairment charge.

                        Source Interlink Companies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2002             By: /s/ W. Brian Rodgers
                                 ----------------------------------------------
                                      W. Brian Rodgers, Chief Financial Officer


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Laclede Capital
7733 Forsyth Blvd.
11th Floor
St. Louis, Missouri 63105



                                                                     May 1, 2002


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen and Ladies:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent valuation firm hired by Source Interlink Companies, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its annual report on Form 10-K for the year ended January 31, 2002, because our firm has not yet completed our valuation of the Registrant for the year ended January 31, 2002 and is therefore unable to furnish the required report on such valuation.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with statements made therein. Source Interlink Companies, Inc. is unable to file its annual report on Form 10-K within the prescribed time because the valuation report necessary to a determination of the asset impairment charge has not been completed.

                                      Very truly yours,


                                      /s/ Laclede Capital LLC

                                      Laclede Capital LLC



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CONTACT:    Michael Cimini or Todd Fromer
            KCSA Worldwide
            212-682-6300


                                                           FOR IMMEDIATE RELEASE


    SOURCE INTERLINK ANNOUNCES FOURTH QUARTER AND YEAR-END OPERATING RESULTS

NEW YORK, MAY 1, 2002 - SOURCE INTERLINK COMPANIES (NASDAQ: SORC), today announced revenue in the fourth quarter ended January 31, 2002, was $80.5 million compared to $18.3 million in the corresponding period last year. Net income before one time, nonrecurring charges was $1.5 million, or $0.08 per diluted share, in the quarter compared to $0.44 million, or $0.03 per diluted share, in the same period a year ago. Earnings Before Interest, Taxes, Depreciation, Amortization and other non-recurring charges (EBITDA) in the fourth quarter were approximately $2.7 million compared to $2.0 million in the same period last year.

The company noted results do not reflect one-time charges including a charge for impairment of goodwill of approximately $78 million (to be finally determined), an approximate $3.5 million loss on the sale of a security purchased in July 2000 and a $1.4 million after tax write-off of receivables from prior years. The company has received a 15-day extension to file its annual report on form 10-K with the Securities and Exchange Commission to determine the extent of goodwill impairment. An outside consultant is currently evaluating the amount of this impairment.

Leslie Flegel, Source Interlink chairman and chief executive officer, said, "Operational efficiencies in the quarter continue to improve, particularly in our distribution division, enabling Source to exceed fourth quarter expectations. Quarterly results did reflect a cyclical slowdown in our manufacturing division during the month of December, however, record revenue and profit in distribution demonstrates the synergies of the Interlink Companies, acquired in the second quarter of fiscal year 2002. In addition, we were successful in the further reduction of net debt by approximately $4 million in the fourth quarter due to strong cash flow from operations of approximately $5 million in the same period. As of April 25, 2002, we further reduced net debt an additional $8 million since January 31, 2002."

For the 12-month period ended January 31, Source Interlink reported record revenue of $238.0 million compared to $91.7 million in the corresponding period a year ago, an increase of 159.5%. Positive cash flow from operations in the 12 months totaled $14.4 million. Fiscal year net income before the one time, nonrecurring charges was $7.7 million, or $0.43 per diluted share, compared to $5.8 million, or $0.32 per diluted share in fiscal year 2001. EBITDA was $21.3 million, compared to $20.9 million in the same 12-month period a year ago. This was despite a falloff of $4.0 million in EBITDA from Huck Manufacturing Division in the previous fiscal year.

Huck reported total sales of $3.5 million in the fourth quarter with an EBITDA loss of $0.8 million. For the 12 months ended January 31, 2002, Huck Manufacturing reported revenue of $18.2 million and EBITDA of $0.7 million compared to revenue of $24.5 million in the previous 12-month period. "Manufacturing was


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slowed by economic uncertainty and the cutback of new-store openings by an existing customer in fiscal year 2002. We expect manufacturing levels in the current fiscal year to perform comparable to fiscal year 2001, or approximately $4.7 in EBITDA," Flegel said.

The Distribution Division reported record revenue of $63.8 million in the fourth quarter and record EBITDA of $2.2 million. For the fiscal year just ended, Distribution contributed revenues of $156.1 million and EBITDA of $3.8 million. Source Interlink noted that fiscal year-end results for its Distribution Division reflect only eight months of operations following the Interlink acquisition in June 2001. "The record performance in distribution is indicative of the positive changes implemented following the strategic acquisition of the Interlink Companies. We anticipate additional cost-cutting measures as well as new sales initiatives to continue to improve results going forward," Flegel said.

Source Interlink's In-Store Services Division, including most of the company's pre-acquisition operations such as front-end wire fixture design and production, trucking, salvage, retail store category management, retail display claim management, billing, collection, advance pay, as well as information and technology products, reported revenue of $13.1 million and EBITDA of $1.2 million in the fourth quarter. For the fiscal year, In-Store Services had revenue of $64.0 million with operating margins of 38.7% compared to $67.2 million on operating margins of 35.3% in the prior fiscal year.

"Fiscal year 2002 was a breakthrough year for Source. The strategic acquisition of the Interlink Companies positioned Source as the leading direct distributor of magazines in North America, distributing approximately 5,000 publications to more than 7,000 retail outlets. Interlink enhances our proprietary real-time information database and provides cross-selling opportunities and leverage in our other core businesses. The acquisition led to an official name change to the Source Interlink Companies from Source Information Management to more accurately reflect our growth and depth of services. Source Interlink is a full service turnkey solution for retailers, magazine publishers, distributors and front-end merchandisers. We are the sole provider of store level, scan-based data enabling increased sell-through efficiencies in magazine distribution for publishers and the category leader in front-end management services. In addition, our strategic partnerships with major companies in the information, retail and distribution arenas, including ACNielsen and The Hudson Group, strengthens our position as the number one resource in this multi-billion dollar, multi-faceted industry," Flegel said.

"With a fundamentally sound balance sheet, outstanding positive cash flow and upgraded management team, Source Interlink is poised for significant future internal growth. We will continue to exploit the full potential of our core services to maximize profit and realize the inherent value of our one-stop front-end management and distribution services, and critical, timely information database.

Our streamlined infrastructure and operational efficiencies will significantly improve margins and overall results in all core businesses, particularly beginning in the second quarter this fiscal year. We anticipate earnings per share to climb more than 50% in fiscal year 2003 and remain on target to achieve record EBITDA, revenue, and cash flow from operations as well," concluded Flegel.

The company said new accounting rules relating to the amortization of goodwill effective February 2002 are expected to reduce Source Interlink's effective tax rate and favorably impact earnings per share in fiscal 2003.

ABOUT SOURCE INTERLINK COMPANIES
Through its In-Store Services Division, the Company is the leading provider of information and management services for retail magazine sales to U.S. and Canadian retailers and magazine publishers. Source Interlink is the category leader at the checkout counter. Services include fixture design, manufacturing, shipping through its freight company, salvage, and billing and collection of rebates paid by front-end vendors. The Division manufactures and/or manages checkout counters in more than 100,000 stores in North America that have a customer count of approximately 500 million consumers per week. From its core businesses, industry knowledge, and relationships with retailers, publishers, and vendors of mass merchandise products, Source Interlink has developed its Interactive Communications Network (ICN) website that offers retailers and publishers proprietary sales information, a forum for communication, and


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e-commerce. The Manufacturing Division provides turnkey wood manufacturing and design to some of the nation's largest retailers.

The Company's Distribution Division is the leading direct-to-retail distributor of magazines to major book chains, independent retailers, and secondary retail outlets. A partial list of customers includes Barnes & Noble, B. Dalton booksellers, Borders, Waldenbooks, Babbages, Hastings Book, Music & Video and Tower Magazines/MTS, Inc. The Division also distributes to the Secondary Distribution Network, a market with net retail billing in excess of $250 million. Its 40% market share represents service of 1,600 magazine titles to more than 350 wholesalers who sell to over 35,000 retailers. Additional information is available at the Company's website, http://icn.sorc-info.com/.

This release contains certain forward-looking statements and information relating to Source Interlink that is based on the beliefs of Source Interlink's management, as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events and are subject to certain assumptions, including those described in this Release. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements prior to announcement of its fiscal 2002 results.

You may register to receive Source Interlink's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

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